Filed by The J. M. Smucker Company
Pursuant to Rule 425 under the Securities Act of 1933
and Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: The Procter & Gamble Company
Commission File No.: 001-00434

FINAL TRANSCRIPT

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PG - Smucker - Folgers Merger

Event Date/Time: Jun. 04. 2008 / 9:00AM ET

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F I N A L    T R A N S C R I P T
Jun. 04. 2008 / 9:00AM, PG - Smucker - Folgers Merger
CORPORATE PARTICIPANTS
Mark Belgya
The J.M. Smucker Company — CFO
Tim Smucker
The J.M. Smucker Company — Chairman & Co-CEO
Richard Smucker
The J.M. Smucker Company — President & Co-CEO
A.G. Lafley
Procter & Gamble — Chairman & CEO
CONFERENCE CALL PARTICIPANTS
Eric Katzman
Deutsche Bank — Analyst
Eric Serotta
Merrill Lynch — Analyst
Christina McGlone
Deutsche Bank — Analyst
PRESENTATION
Operator
Good morning, ladies and gentlemen and welcome to The J.M. Smucker Company and Procter & Gamble conference call. At this time, I would like to inform you that this conference is being recorded and that all participants are in a listen-only mode. At the request of the companies, we will open the conference up for questions and answers after the presentation. I will now turn the conference over to Mr. Mark Belgya, Chief Financial Officer. Please go ahead, sir.
Mark Belgya - The J.M. Smucker Company — CFO
Good morning and thank you for joining us. I would like to welcome you to the joint conference call between The J.M. Smucker Company and Procter & Gamble to discuss the merger of the Folgers coffee business into Smucker.
Joining me today from Smucker’s are Tim Smucker, Chairman and co-CEO; Richard Smucker, President and co-CEO; Vince Byrd, Senior Vice President of our Consumer Market; Steve Oakland, Vice President and General Manager of our Consumer Oils and Baking business.
And from Procter & Gamble this morning, we have A.G. Lafley, Chairman and CEO and Clayton Daley, Vice Chairman and CFO.
If you have not seen today’s press release, it is available on both our websites at Smucker’s.com and PG.com. If you have any follow-up questions or comments after today’s call, please feel free to contract Mark Erceg or John Chevalier of Investor Relations at P&G or at Smucker, please contact Sonal Robinson in Investor Relations or me.
I would like to remind you that certain statements in this presentation and during the question-and-answer period that follows may relate to future events and expectations for both Smucker and P&G and as such, constitute forward-looking statements within the meaning of the Private Securities Legislation Reform Act of 1995. Actual results could differ materially from those projected in the forward-looking statements. I invite you to read the full disclosure statement of Smucker and P&G concerning such forward-looking statements in our press release. With that, I’ll turn the call over to Tim.

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F I N A L    T R A N S C R I P T
Jun. 04. 2008 / 9:00AM, PG - Smucker - Folgers Merger
Tim Smucker - The J.M. Smucker Company — Chairman & Co-CEO
Thank you, Mark and good morning, everyone and thank you for joining us. We are pleased to announce a truly remarkable transaction that brings one of America’s best-known brands into the Smucker family of brands and allows us to offer consumers yet another number one brand in a key category.
We have reached an agreement with Procter & Gamble to merge the Folgers coffee business into the Smucker company. We are proud to welcome the Folgers and Millstone brands into our widely recognized portfolio of brands that includes Smucker’s, Jif, Crisco, Pillsbury, Eagle Brand, Hungry Jack, Robin Hood and Bick’s.
Folgers, founded in 1850, is similar to our core brands with a rich heritage, high-quality product offerings and strong consumer loyalty. Over the years, Folgers has created some of the most memorable marketing and advertising messages, including the well-known tagline — “the best part of waking up is Folgers in your cup”.
As you well know, our company and people are about more than making and marketing products. Indeed at Smucker, our purpose is to help families share memorable meals and moments. The Smucker family of brands is a trusted part of everyday meals, casual get-togethers and special occasions, all of which foster family connections and lasting memories. Folgers has a long tradition of being part of memorable meals and is undoubtedly a perfect fit in our family of brands. A freshly brewed cup of coffee is the perfect complement to breakfast or desert, two areas we know a lot about. Not surprisingly, these categories share very similar core consumer segments, opening up many opportunities for brand marketing strategies.
Let me briefly discuss the rationale behind the transaction and why we are so enthusiastic about the Folgers business. First, it is a great strategic fit. As the number one retail packaged coffee brand in the US, the addition of Folgers clearly aligns with our strategy to own and market number one food brands in North America.
Second, the addition of Folgers strengthens our portfolio of brands, adding our 10th number one brand. We will cross a new threshold in terms of size and scale with the addition of our $1 billion brand.
Third, the transaction is value-creating and financially compelling. For Smucker, the transaction will be accretive in a full-year basis, increases annual net sales to almost $5 billion in the first full year, expands margins and increases earnings and significantly increases free cash flow.
With the addition of Folgers, the size of the categories in which we participate increases to approximately $15 billion. Coffee, light fruit spreads, peanut butter, cooking oils and flour are staple items included in more than 80% of household pantries. We will be well-positioned for the long term to meet a wide variety of consumer needs. This powerful combination provides us with increased size and scale that will benefit all of our businesses, position us for future growth and deliver long-term shareholder value.
Smucker and Procter & Gamble have a proven track record of working together. We added P&G’s Jif and Crisco brands in 2002 and demonstrated our collective ability to transition the business. We are confident that Smucker is a great home for Folgers brands and the Folgers people. And we expect both to prosper as part of the Smucker family of brands. The combination will provide greater opportunities for all employees, both existing Smucker employees and the Folgers employees. Now I would like to turn the call over to Richard to provide some additional transaction details and the financial benefits.
Richard Smucker - The J.M. Smucker Company — President & Co-CEO
Thank you, Tim and good morning. First, let me say that I share Tim’s enthusiasm as we add one of America’s best-known brands into the Smucker family. We look forward to building upon its heritage and equity.

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F I N A L    T R A N S C R I P T
Jun. 04. 2008 / 9:00AM, PG - Smucker - Folgers Merger
Now let me describe the transaction. It will be structured as an all stock reverse Morris Trust transaction that is tax-free to Smucker, P&G and P&G shareholders. P&G shareholders will receive approximately 63 million Smucker shares and own 53.5% of the combined company. Current Smucker shareholders will own approximately 46.5% of the combined company. At the completion of the transaction, Smucker’s will have approximately 118 million shares outstanding. As part of the transaction, Smucker will assume 350 million of Folgers’ debt.
Prior to the merger, Smucker shareholders, as of the record date, will receive a special dividend of $5.00 per share. The transaction is expected to close in the fourth quarter of calendar 2008, subject to customary closing conditions, including regulatory and Smucker shareholder approvals.
We expect to incur approximately $100 million in one-time costs related to the transaction over the next 12 to 24 months. We expect synergies in excess of $80 million with a portion of these savings realized during fiscal 2009 and the entire amount by the end of fiscal 2010. Most of these savings will be achieved through efficiencies gained by combining the businesses and supply chain enhancements.
As part of the transaction, we expect our debt to increase by approximately $650 million. Due to the nature of the reverse Morris Trust structure, Smucker’s will have a stronger balance sheet with a conservative leveraged portfolio or profile as our debt to equity ratio will be below two times.
Free cash flows are expected to be approximately $400 million and will allow Smucker to continue its strong dividend practice and continue to make strategic acquisitions and to repurchase share.
The merger provides significant financial benefits. Assuming Folgers was owned for all of fiscal 2009, net sales are expected to increase to approximately $4.7 billion. We expect the transaction to be accretive by approximately 9% to fiscal 2009’s earnings per share, including the synergies and excluding merger and integration costs and after giving effect to the impact of the special dividend to Smucker shareholders.
The profit contribution from Folgers, along with full synergy benefits, are expected to result in EBITDA of approximately $820 million. This represents an increase in the EBITDA margin of nearly 300 basis points. Results for fiscal 2009 will depend on the actual closing date. Assuming the transaction closes early in the fourth quarter of fiscal 2008, we expect 2009 net sales of approximately $4 billion. Fiscal 2009’s earnings per share before one-time costs associated with the transaction of between $3.45 to $3.50 per share and fiscal 2009’s earnings per share before one-time costs associated with the transaction of between $3.62 and $3.72.
Post-integration, we are committed to a long-term strategic net sales growth of 6% with acquisitions continuing to play a key role. We expect long-term strategic earnings per share growth of 8% or greater. Our earnings per share will grow at a slightly higher rate than net income with share repurchases. We remain committed to the long-term view of managing our brands and remain confident in the opportunity for profitable growth that they offer.
At Smucker’s, we feel privileged to be invited to family tables everyday. We value our relationship with consumers and take seriously the confidence they place in us to provide the highest quality, best tasting foods for their families. It is our ongoing quest to evolve the categories that we participate in by bringing consumers foods that are good and good for you, that are easier and more convenient to use and that bring a smile to their families. Folgers is a brand that has been nurtured with the exceptionally high standards of Procter & Gamble. We look forward to continuing Folgers’ rich history of being the leader in the coffee category. Now I would like to turn the call over to A.G. for comments from P&G.

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F I N A L    T R A N S C R I P T
Jun. 04. 2008 / 9:00AM, PG - Smucker - Folgers Merger
A.G. Lafley - Procter & Gamble — Chairman & CEO
Thank you, Richard and good morning, everyone. When P&G announced its intention to separate the coffee business back on January 31, we told our shareholders and employees that are goal was to maximize the after-tax value of the business and minimize EPS dilution. The agreement we are announcing with Smucker accomplishes both those objectives.
The coffee business will be separated from P&G and simultaneously merged with Smucker in a manner that is tax-free for P&G and its shareholders. We plan to finalize the transaction structure for the separation in the early fall of 2008 and we will notify shareholders of those details at that time.
This transaction creates value for P&G shareholders that would not have existed if we had continued on the path of creating a standalone company. Smucker has identified significant cost synergies that will be shared by the owners of both companies.
Folgers has been a great brand for P&G for 45 years. And the people working in the coffee business are truly outstanding. As Tim said, the Jif and Crisco experience has proven that this type of transaction is a recipe for success and I fully expect the people and the brands to flourish as part of Smucker. Now I would like to turn the call back to Tim for some closing remarks.
Tim Smucker - The J.M. Smucker Company — Chairman & Co-CEO
Thank you, A.G. We look forward to getting to know the Folgers people as they work to build this new organization. As we prepare to merge the Folgers coffee business into Smucker during the fourth quarter of this calendar year, we have asked Vince Byrd to serve as President of the coffee business. Vince has been with Smucker for 31 years and is currently the Senior Vice President for our Consumer business, which includes general management responsibilities for our Smucker’s, Jif and Hungry Jack businesses. He also has responsibility for our US retail sales team and is a member of our Board of Directors.
Of course, between now and the closing of the transaction, Jamie Egasti will continue to manage the Folgers business.
So in summary, the addition of Folgers clearly aligns with our strategy and we are enthusiastic about adding another number one brand into our strong and growing portfolio of brands. Like Smucker, Folgers is a business rich in history and tradition and we look forward to the integration of the iconic brand and the talented employees into our company. The transaction is accretive to earnings with compelling financial benefits. And finally, this transaction brings significant value to both Procter & Gamble and Smucker shareholders.
As you know, this has and will continue to require a great deal of effort by many people throughout both companies. We believe the many common values shared by our organizations represent a great foundation for a smooth integration of the integrated — of the talented Folgers employees and the market-leading brands into Smucker. We are confident in the future growth and opportunities for our company and our constituents, our consumers, customers, employees, suppliers, communities and our shareholders. Now I would like to turn the call over to Mark before we open to the Q&A.
Mark Belgya - The J.M. Smucker Company — CFO
Thank you, Tim. As we prepare for the Q&A portion of the call, we would ask that you limit your questions to this transaction. If you have any questions on other company-related topics, please directly contact Investor Relations at either company after the call. Please keep in mind that Smucker is in its quiet period as it relates to its 2008 year-end results. Smucker will be releasing year-end earnings on June 19. We thank your for your time and now we will be happy to answer your questions.

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F I N A L    T R A N S C R I P T
Jun. 04. 2008 / 9:00AM, PG - Smucker - Folgers Merger
QUESTIONS AND ANSWERS
Operator
(OPERATOR INSTRUCTIONS). Eric Katzman, Deutsche Bank.
Eric Katzman - Deutsche Bank — Analyst
Hi, good morning, everybody. My congratulations. I guess if I am limited to one question, I guess the question would be, in terms of the structure of the deal, why — what was the motivation behind the special dividend and is that essentially a means of offsetting what would otherwise be dilution to the Smucker shareholder?
Tim Smucker - The J.M. Smucker Company — Chairman & Co-CEO
It’s several factors. That’s part of it. It is also the opportunity to recognize our loyal shareholders over many years and we think this is the right moment to do that. It does help equalize some of the valuation of the transaction, so both of those are key factors.
Eric Katzman - Deutsche Bank — Analyst
Okay. So the special dividend I assume is — that is taxable to the current shareholders?
Mark Belgya - The J.M. Smucker Company — CFO
Yes, at the current rate.
Eric Katzman - Deutsche Bank — Analyst
Okay, I will pass it on.
Operator
Eric Serotta, Merrill Lynch.
Eric Serotta - Merrill Lynch — Analyst
Good morning. Just wondering whether you could talk a bit about the changed long-term growth targets for Smucker. Previously, you were talking about 8% organic — I’m sorry — 8% top-line growth and 8% EPS growth [if] that half coming from acquisitions. It looks like after the deal here, you are looking at 6% per year, including acquisitions on the top line. Wondering what you are ballparking the average contribution from acquisitions to be and then is the lower all-in target assumption of these typical tuck-in acquisitions that you do having a lower impact on the larger base or is it a function of the Folgers business being dilutive to Smucker’s previous long-term organic top-line growth or some combination of the two?
Richard Smucker - The J.M. Smucker Company — President & Co-CEO
Well, first of all, obviously we are almost doubling our size, so our base is going to be larger, so it is harder to grow, as you know, from a company of $5 billion in sales versus a company that is $2.5 billion in sales, but we still expect the bottom line to be able

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F I N A L    T R A N S C R I P T
Jun. 04. 2008 / 9:00AM, PG - Smucker - Folgers Merger
to leverage that. So we definitely expect that the bottom-line growth rate will be at or greater than our current growth rate of 8% plus. So we still expect the bottom line to grow faster.
Second is that we expect acquisitions to still contribute roughly half of our growth. Our core businesses have been growing between 3% to 4% a year, which includes share of market growth and new product growth and we think that is pretty solid growth rates. If you look back every year for the last 10 years, we have been able to grow our base business between 3% to 5%. We still expect that to be possible, especially with the brands that we have and also the concentration that we now have in the grocery stores. But it is primarily the fact that we are a larger company and it is just harder to grow the top line.
Eric Serotta - Merrill Lynch — Analyst
Okay, but are you looking — I presume that you are looking for Folgers to be growing less than 3% to 5% on the top line?
Richard Smucker - The J.M. Smucker Company — President & Co-CEO
Well, our growth rates are —
Eric Serotta - Merrill Lynch — Analyst
Longer term?
Richard Smucker - The J.M. Smucker Company — President & Co-CEO
All of our brands are roughly around 3% of the top line unless we have an acquisition to add to them, but we have been able to do that consistently.
Eric Serotta - Merrill Lynch — Analyst
Okay, I will pass it on. Thanks a lot.
Operator
(OPERATOR INSTRUCTIONS). Cristina McGlone, Deutsche Bank.
Christina McGlone - Deutsche Bank — Analyst
Good morning. I just wanted to go over the source of the synergies because with the Jif and Crisco transaction, there really weren’t many synergies because I think the overhead stays with Proctor, so where do you expect to kind of garner this $80 million?
Mark Belgya - The J.M. Smucker Company — CFO
Christina, this is Mark. As we went through the last several weeks, we have looked at the organization. I think it is a combination. Clearly as a larger company, we [think] in great detail about what scale will bring and we think there will be opportunities getting our cost of goods sold side through items, for example, such as volume purchasing. Also we have talked a long time about the infrastructure of existing Smucker being able to support a larger company. So we do see synergies coming in our administrative

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F I N A L    T R A N S C R I P T
Jun. 04. 2008 / 9:00AM, PG - Smucker - Folgers Merger
area as we take advantage of our current infrastructure. Obviously, there will be opportunities as we move forward, but I would say the majority, or at least the larger portion of it, are more in the administrative, but we have identified some across our organization in all functional areas.
Tim Smucker - The J.M. Smucker Company — Chairman & Co-CEO
And we should say, Christina, we built these up from the bottom, bottom up from kind of a zero-based budgeting, so we feel very confident in those numbers.
Christina McGlone - Deutsche Bank — Analyst
Okay, and even getting them by fiscal 2010 — when you give the IMC synergies, it was a three-year time period, so this is a little accelerated?
Mark Belgya - The J.M. Smucker Company — CFO
That’s right. We would expect to see those pretty much in the first year.
Christina McGlone - Deutsche Bank — Analyst
Okay, thank you.
Tim Smucker - The J.M. Smucker Company — Chairman & Co-CEO
Full year.
Operator
And that will conclude today’s question-and-answer session. I will turn the call back over to Mr. Smucker for closing remarks.
Tim Smucker - The J.M. Smucker Company — Chairman & Co-CEO
Thank you very much for your attention. We appreciate your interest and we look forward to talking further. This is a great transaction and one thing I just want to close by saying thank you to the Proctor & Gamble folks for — this is a great brand that they have built and most importantly are the people that this transaction will bring into the Smucker fold. So we look forward to the transaction. All the best, have a great day.
Operator
That will conclude your conference for today. We do thank you for your participation. Everyone, please have a wonderful day.

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F I N A L    T R A N S C R I P T
Jun. 04. 2008 / 9:00AM, PG - Smucker - Folgers Merger
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Additional Information
In connection with the proposed transaction between Smucker and P&G, Smucker will file a registration statement with the SEC, which will include Smucker’s proxy statement/prospectus. Shareholders are urged to read the proxy statement/prospectus and any other relevant documents when they become available, because they will contain important information. The proxy statement/prospectus and other documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov, or by contacting The J. M. Smucker Company, Shareholder Relations, Strawberry Lane, Orrville, Ohio 44667 or by calling (330) 684-3838.
Smucker, P&G, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transaction. Information about the directors and executive officers of Smucker and P&G may be found in their most recent Annual Reports on Form 10-K and definitive proxy statements for their most recent annual meetings of shareholders filed with the SEC. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available. Smucker documents can be obtained free of charge from the sources indicated above. P&G documents are available free of charge on the SEC’s website and also may be obtained by contacting The Procter & Gamble Company, Shareholder Services Department, PO Box 5572, Cincinnati, Ohio 45201-5572 or by calling (800) 742-6253.
The J. M. Smucker Company Forward Looking Information
This communication contains certain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially. These include statements regarding estimates of future earnings and cash flows and expectations as to the closing of the transaction. Other uncertainties include, but are not limited to, general economic conditions within the U.S., strength of commodity markets from which raw materials are procured and the related impact on costs, the ability to obtain regulatory and shareholders’ approval without unexpected delays or conditions, integration of the merged businesses in a timely and cost effective manner, retention of supplier and customer relationships and key employees, the ability to achieve synergies and cost savings in the amounts and within the time frames currently anticipated, and other factors affecting share prices and capital markets generally. Other risks and uncertainties that may materially affect Smucker are detailed from time to time in reports filed by Smucker with the SEC, including Forms 10-Q, 10-K and 8-K.

The Procter & Gamble Company Forward Looking Information
All statements, other than statements of historical fact included in this communication, are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on financial data, market assumptions and business plans available only as of the time the statements are made, which may become out of date or incomplete. We assume no obligation to update any forward-looking statement as a result of new information, future events or other factors. Forward-looking statements are inherently uncertain, and investors must recognize that events could differ significantly from our expectations. In addition to the risks and uncertainties noted in this release, there are certain factors that could cause actual results to differ materially from those anticipated by some of the statements made. These include: (1) the ability to achieve business plans, including with respect to lower income consumers and growing existing sales and volume profitably despite high levels of competitive activity, especially with respect to the product categories and geographical markets (including developing markets) in which the Company has chosen to focus; (2) the ability to successfully execute, manage and integrate key acquisitions and mergers, including (i) the Domination and Profit Transfer Agreement with Wella, and (ii) the Company’s merger with The Gillette Company, and to achieve the cost and growth synergies in accordance with the stated goals of these transactions; (3) the ability to manage and maintain key customer relationships; (4) the ability to maintain key manufacturing and supply sources (including sole supplier and plant manufacturing sources); (5) the ability to successfully manage regulatory, tax and legal matters (including product liability, patent, and intellectual property matters as well as those related to the integration of Gillette and its subsidiaries), and to resolve pending matters within current estimates; (6) the ability to successfully implement, achieve and sustain cost improvement plans in manufacturing and overhead areas, including the Company’s outsourcing projects; (7) the ability to successfully manage currency (including currency issues in volatile countries), debt, interest rate and commodity cost exposures; (8) the ability to manage continued global political and/or economic uncertainty and disruptions, especially in the Company’s significant geographical markets, as well as any political and/or economic uncertainty and disruptions due to terrorist activities; (9) the ability to successfully manage competitive factors, including prices, promotional incentives and trade terms for products; (10) the ability to obtain patents and respond to technological advances attained by competitors and patents granted to competitors; (11) the ability to successfully manage increases in the prices of raw materials used to make the Company’s products; (12) the ability to stay close to consumers in an era of increased media fragmentation; (13) the ability to stay on the leading edge of innovation and maintain a positive reputation on our brands; and (14) the ability to successfully separate the company’s coffee business. For additional information concerning factors that could cause actual results to materially differ from those projected herein, please refer to our most recent 10-K, 10-Q and 8-K reports.